                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)/1/

                              ____________________

                   INTERNATIONAL FAMILY ENTERTAINMENT, INC.
                   ----------------------------------------
                               (Name of Issuer)

                CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE
                ----------------------------------------------
                        (Title of Class of Securities)

                                  45950M 10 6
                ----------------------------------------------
                                (CUSIP Number)

                            Arthur M. Siskind, Esq.
                   c/o News America Publishing Incorporated
                          1211 Avenue of the Americas
                           New York, New York 10036
                                (212) 852-7000
                ----------------------------------------------
                                with copies to:

     Jay Itzkowitz, Esq.                C. N. Franklin Reddick, III, Esq.                       Jeffrey W. Rubin, Esq.
Fox Television Stations, Inc.         Troop Meisinger Steuber & Pasich, LLP           Squadron, Ellenoff, Plesent & Sheinfeld, LLP
    10201 West Pico Blvd.                    10940 Wilshire Blvd.                              551 Fifth Avenue
Los Angeles, California  90035          Los Angeles, California 90024                        New York, New York 10176

                                     (Name, address and telephone number of person
                                     authorized to receive notices and communications)

                                                         September 4, 1997
                                                      ----------------------
                                                   (Date of event which Requires
                                                     Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)
                             (Page 1 of 15 Pages)

__________________________

/1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS The News Corporation Limited
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [X]
                                                                   (b)  [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
   AF, WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(D) OR 2(E)                                                        [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   South Australia, Australia
--------------------------------------------------------------------------------
                                  7  SOLE VOTING POWER
                                     -0-
            Number of             ----------------------------------------------
              Shares              8  SHARED VOTING POWER
           Beneficially              48,707,777
             Owned by             ----------------------------------------------
               Each                9  SOLE DISPOSITIVE POWER
            Reporting                 -0-
           Person with            ----------------------------------------------
                                  10  SHARED DISPOSITIVE POWER
                                      48,707,777
--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   48,707,777
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [_]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   100%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   CO
--------------------------------------------------------------------------------

                     SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   K. Rupert Murdoch
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                         (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
   AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(D) OR 2(E)                                                     [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States of America
--------------------------------------------------------------------------------
                                  7  SOLE VOTING POWER
                                     -0-
            Number of             ----------------------------------------------
              Shares              8  SHARED VOTING POWER
           Beneficially              48,707,777
             Owned by             ----------------------------------------------
               Each                9  SOLE DISPOSITIVE POWER
            Reporting                 -0-
           Person with            ----------------------------------------------
                                  10  SHARED DISPOSITIVE POWER
                                      48,707,777
--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   48,707,777
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [_]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   100%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   IN
--------------------------------------------------------------------------------

                     SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Twentieth Holdings Corporation
   95-4066193
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                               (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
   AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(D) OR 2(E)                                                       [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware, U.S.A.
--------------------------------------------------------------------------------
                              7  SOLE VOTING POWER
                                 -0-
            Number of         --------------------------------------------------
              Shares          8  SHARED VOTING POWER
           Beneficially          48,707,777
             Owned by         --------------------------------------------------
               Each           9  SOLE DISPOSITIVE POWER
            Reporting            -0-
           Person with        --------------------------------------------------
                              10 SHARED DISPOSITIVE POWER
                                 48,707,777
--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   48,707,777
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   100%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   CO
--------------------------------------------------------------------------------

                     SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Fox Television Stations, Inc,
   52-1408474
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                               (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
   AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(D) OR 2(E)                                                       [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware, U.S.A.
--------------------------------------------------------------------------------
                              7  SOLE VOTING POWER
                                 -0-
            Number of         --------------------------------------------------
              Shares          8  SHARED VOTING POWER
           Beneficially          48,707,777
             Owned by         --------------------------------------------------
               Each           9  SOLE DISPOSITIVE POWER
            Reporting            -0-
           Person with        --------------------------------------------------
                              10 SHARED DISPOSITIVE POWER
                                 48,707,777
--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   48,707,777
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   100%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   CO
--------------------------------------------------------------------------------

                     SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Haim Saban
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [X]
                                                             (b)   [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
   AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(D) OR 2(E)                                                      [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States of America
--------------------------------------------------------------------------------

                             7  SOLE VOTING POWER
           Number of            -0-
             Shares          ---------------------------------------------------
          Beneficially       8  SHARED VOTING POWER
            Owned by            48,707,777
              Each           ---------------------------------------------------
           Reporting         9  SOLE DISPOSITIVE POWER
          Person with           -0-
                             ---------------------------------------------------
                             10  SHARED DISPOSITIVE POWER
                                 48,707,777
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   48,707,777
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   100%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   IN
--------------------------------------------------------------------------------

                     SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Fox Kids Worldwide, Inc.
   95-4596247
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [X]
                                                             (b)   [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
   AF, BK, OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(D) OR 2(E)                                                      [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware, U.S.A.
--------------------------------------------------------------------------------

                             7  SOLE VOTING POWER
           Number of            48,707,777
             Shares          ---------------------------------------------------
          Beneficially       8  SHARED VOTING POWER
            Owned by            -0-
              Each           ---------------------------------------------------
           Reporting         9  SOLE DISPOSITIVE POWER
          Person with           48,707,777
                             ---------------------------------------------------
                             10  SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   48,707,777
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   100%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   CO
--------------------------------------------------------------------------------

                     SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement on Schedule 13D ("Amendment No. 2") amends and supplements the statement on Schedule 13D, dated June 11, 1997, and Amendment No. 1 to Schedule 13D, dated August 1, 1997, filed with the Securities and Exchange Commission (the "Commission") by (i) The News Corporation Limited, a South Australia, Australia corporation ("News Corporation"), (ii) K. Rupert Murdoch, a United States citizen, (iii) Twentieth Holdings Corporation, a Delaware corporation ("Twentieth Holdings"), (iv) Fox Television Stations, Inc., a Delaware corporation ("Fox Television"), (v) Haim Saban, a United States citizen, and (vi) Fox Kids Worldwide, Inc., a Delaware corporation ("FKWW"), with respect to their ownership of the Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of International Family Entertainment, Inc., a Delaware corporation ("IFE"). News Corporation, K. Rupert Murdoch, Twentieth Holdings, Fox Television, Haim Saban and FKWW are referred herein collectively as the "Reporting Persons." The address of the principal executive offices of IFE is 2877 Guardian Lane, Virginia Beach, Virginia 23452.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

         Item 3 is hereby amended and supplemented by the addition of the following information:

         On September 4, 1997, Fox Kids Merger Corporation ("Merger Sub"), a Delaware corporation and wholly owned subsidiary of FKWW, merged with and into IFE (the "Merger"), pursuant to the terms and conditions of the Agreement and Plan of Merger by and among FKWW, Merger Sub and IFE, dated as of June 11, 1997 (the "Merger Agreement").

         As a result of the Merger, IFE, as the surviving corporation in the Merger, became a wholly-owned subsidiary of FKWW, and each issued and outstanding share of Class B Common Stock of IFE outstanding immediately prior to the Merger was converted into the right to receive $35 in cash.

         In lieu of the Senior Loan Agreement, dated as of August 1, 1997, FKWW established, pursuant to an Amended and Restated Credit Agreement, dated as of September 4, 1997 (the "Amended and Restated Senior Loan Agreement"), a $602,000,000 seven-year Secured Reducing Revolving Credit Facility (the "Tranche A Revolving Credit Facility"), a $298,000,000 seven-year Secured Reducing Revolving Credit Facility (the "Tranche B Revolving Credit Facility") and a $350,000,000 nine-year Secured Term Loan Facility (the "Term Loan") with Citicorp USA, Inc. acting as the administrative agent for a syndicate of financial institutions providing the facility. The Tranche A Revolving Credit Facility was fully drawn down in connection with the acquisition of the Common Stock of IFE pursuant to the Stock Purchase Agreements. The Tranche B Revolving Credit Facility and the Term Loan were fully drawn down in connection with the Merger to prepay certain outstanding indebtedness, to pay fees and expenses incurred in connection with the Merger and related transactions and for working capital.

         In lieu of Fox Broadcasting Company ("FBC") or an affiliate thereof advancing approximately $250,000,000 to $350,000,000 to FKWW in exchange for a new series of 12.5% preferred stock of FKWW (as previously reported), on July 31, 1997, FBC loaned FKWW $104,573,000, upon the terms and subject to the conditions set forth in the Subordinated Note Agreement (the "FBC Note Agreement"), dated as of July 31, 1997 and amended as of September 4, 1997, by and among FBC, FKWW and Citicorp USA, Inc., as administrative agent under the Amended and Restated Senior Loan Agreement.

         In addition, FKWW entered into a Subordinated Note Agreement, dated as of August 29,1997, with News America Holdings Incorporated ("NAHI") (the "NAHI Note Agreement"), upon substantially the same terms and conditions as the FBC Note Agreement, except that NAHI is the lender under the NAHI Note Agreement and the principal amount of the NAHI Note is $345,513,864.31.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

         Item 5 is hereby amended and supplemented by the addition of the following information:

         The number of shares of Class B Common Stock beneficially owned as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 by the Reporting Persons as of the date hereof is 48,707,777, representing 100% of the outstanding Class B Common Stock of IFE immediately prior to the effective time of the Merger.

ITEM 7.  EXHIBITS
         --------

          Exhibit                              No.
          -------                              ---
Amended and Restated Credit Agreement           1
First Amendment to FBC Note Agreement           2
NAHI Note Agreement                             3

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: September 12, 1997
                                    THE NEWS CORPORATION LIMITED



                                    BY: /s/ARTHUR M. SISKIND
                                       ---------------------------------------
                                        NAME:  ARTHUR M. SISKIND
                                        TITLE: DIRECTOR

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: September 12, 1997




                                        /s/K. RUPERT MURDOCH
                                       ---------------------------------------
                                        K. RUPERT MURDOCH

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: September 12, 1997
                                    TWENTIETH HOLDINGS CORPORATION



                                    BY: /s/ JAY ITZKOWITZ
                                       ---------------------------------------
                                        NAME:  JAY ITZKOWITZ
                                        TITLE: SENIOR VICE PRESIDENT
                                               AND SECRETARY

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: September 12, 1997
                                    FOX TELEVISION STATIONS, INC.



                                    BY: /s/ JAY ITZKOWITZ
                                       ---------------------------------------
                                        NAME:  JAY ITZKOWITZ
                                        TITLE: SENIOR VICE PRESIDENT
                                               AND SECRETARY

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: September 12, 1997



                                        /s/HAIM SABAN
                                       ---------------------------------------
                                        HAIM SABAN

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: September 12, 1997
                                    FOX KIDS WORLDWIDE, INC.


                                    BY: /s/HAIM SABAN
                                       ---------------------------------------
                                        NAME:  HAIM SABAN
                                        TITLE: CHIEF EXECUTIVE OFFICER